

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Charles T. Bernhardt, CPA
Hemispherx Biopharma, Inc.
One Penn Center
1617 JFK Blvd., Suite 660
Philadelphia, PA 19103

> **Re: Hemispherx Biopharma, Inc.**
> **Preliminary Schedule 14A**
> **Filed August 22, 2011**
> **File No. 001-13441**

Dear Mr. Bernhardt:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by filing revised preliminary proxy soliciting materials. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revision or the information you provide in response to this comment, we may have additional comments.

1. We note that you have included a proposal in your proxy statement soliciting a shareholder advisory vote on executive compensation. Please revise your proxy statement to also include a separate proposal soliciting a shareholder advisory vote on the frequency of shareholder votes on executive compensation as required by Rule 14A-21(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: <u>Via E-mail</u>
Richard Feiner, Esq.
Of Counsel
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016